						Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar
	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest charges	$149,780	$163,409	$131,197	$118,243	$101,318	$97,485
Interest applicable to rentals	8,928	8,773	9,197	3,767	2,204	2,654

Total fixed charges, as defined	158,708	172,182	140,394	122,010	103,522	100,139

Preferred dividends, as defined (a)	5,969	6,514	1,151	1,306	1,344	$1,346

Combined fixed charges and preferred dividends, as defined	$164,677	$178,696	$141,545	$123,316	$104,866	$101,485

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$211,988	$192,779	$144,767	$153,047	$190,738	$198,325
Add:
Income Taxes	107,067	123,701	57,197	89,185	75,878	78,171
Fixed charges as above	158,708	172,182	140,394	122,010	103,522	100,139

Total earnings, as defined	$477,763	$488,662	$342,358	$364,242	$370,138	$376,635

Ratio of earnings to fixed charges, as defined	3.01	2.84	2.44	2.99	3.58	3.76

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.90	2.73	2.42	2.95	3.53	3.71

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.